FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - December 2020 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 1 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Santander reports 2020 underlying profit of €5,081 million with CET1 up to 12.34% Despite the highly challenging environment, revenues were in line with 2019 in constant euros, while pre-provision profit increased by 2% on the same basis Based on current macroeconomic forecasts, the bank is targeting an underlying return on tangible equity (RoTE) of 9-10% in 2021 Santander reiterates its medium-term target to achieve an underlying RoTE of 13-15% and a dividend payout ratio of 40-50% in cash, subject to regulatory guidance to the sector Madrid, 3 February 2021 - PRESS RELEASE • Customer revenues, at €42,009 million, were stable year-on-year in constant euros, on the back of growth in South America and Corporate and Investment Banking, and resilient performance in North America. • The group’s CET1 ratio increased to 12.34% – well above its target range of 11-12%. • Customer volumes grew in all regions: lending increased by 5% and demand deposits rose by 14% year-on-year in constant euros, as the number of loyal customers climbed to 22.8 million (+6%). • The group’s efficiency programme is ahead of schedule, with costs declining 2% year-on-year in constant euros (i.e. excluding currency movements). • Pre-provision profit (net operating income) increased by 2% in constant euros to €23,633 million, reflecting the quality and resilience of the bank’s earnings and diversified geographies and businesses. • Loan-loss provisions increased by €2,852 million to €12,173 million, on account of the pandemic. However, the group’s cost of credit was in line with the improved guidance announced last quarter at 1.28%. • 79% of loans under moratoria during the pandemic have now expired with only 3% of those loans in stage 3 (credit impaired). Of the remaining loans under moratoria, 78% are secured. • Fourth quarter underlying profit was €1,423 million, down 18% year-on-year in constant euros due primarily to the increase in loan-loss provisions. • Following the €12,600 million non-cash goodwill/deferred tax asset impairment announced in the second quarter, the bank took on further charges of €1,146 million in the fourth quarter mainly due to restructuring in Europe. • As a result, Santander recorded an attributable profit for the fourth quarter of €277 million and an attributable loss for the full year of €8,771 million. • Following the distribution of new shares equivalent to €0.10 per share made in November, the board intends to pay a further €2.75 cents per share in cash to shareholders against 2020. • The board’s intention is to restore a payout of 40-50% of the underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the European Central Bank recommendations so allow, in line with the announcement of April 2020.

Santander

Ana Botín, Banco Santander executive chairman, said:

"Our 2020 results demonstrate the resilience and effectiveness of Santander's business and strategy. Net operating income was in line with 2019 in constant euros, and we generated an underlying profit of €5 billion, in spite of the significant headwinds. We thank our teams for their exceptional dedication in supporting our colleagues and customers.

Although the crisis is global, our geographic and business diversification have once again served us well and underscored the strength of our team and model. We delivered solid performance in the Americas and strong growth in our global businesses, providing balance against the more challenging environment in Europe.

Importantly, these results were delivered in the right way. We have achieved top 3 customer satisfaction in the majority of our markets. We have maintained one of the best cost-to-income ratios at 47%, driven by an acceleration in mobile banking adoption. And we have continued to support customers through the pandemic, lending over €1 billion a day to businesses and supporting six million customers with moratoria and other measures.

Our rock-solid balance sheet is reflected in the bank's CDS spreads, which remain close to historic lows. Credit quality remains robust and our CET1 ratio is now well above our target range.

Vaccination is the most important economic policy for 2021. We will not let down our guard, but I define my view as one of realistic optimism. A successful roll out of the vaccine will act as a strong catalyst for economic recovery.

On the basis of the current IMF and OECD economic forecasts, we aim to achieve a lower cost of risk and an underlying RoTE of 9-10% in 2021.

We have proven that our strategy, scale and business model position us well. Coupled with an even stronger and more diverse leadership driving our ongoing transformation to 'One Santander' and expansion of PagoNxt and the Digital Consumer Bank, we are confident we can deliver on our medium-term goals, including an underlying RoTE of 13-15% and a dividend payout of 40-50% in cash, subject to regulatory guidance to the sector."

Underlying income statement

	2020 (m)	2020 vs 2019	2020 vs 2019 (excl. FX)	Q420 (m)	Q420 vs Q419	Q420 vs Q419 (excl. FX)
Total income	€44,600	-10%	0%	€10,995	-13%	+1%
Operating expenses	-€20,967	-10%	-2%	-€5,241	-12%	-1%
Net operating income	€23,633	-10%	+2%	€5,754	-13%	+3%
Net loan-loss provisions	-€12,173	+31%	+47%	-€2,611	+1%	+19%
Profit before tax	€9,674	-35%	-26%	€2,658	-24%	-10%
Net capital gains and provisions[1]	-€1,252	-	-	-€1,146	-	-
Goodwill and DTA Impairments	-€12,600	-	-	-	-	-
Attributable profit	-€8,771	-	-	€277	-90%	-85%
Underlying profit	**€5,081**	**-38%**	**-29%**	**€1,423**	**-31%**	**-18%**

1. 2020 figure excludes impairments, which are in the cell below.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander
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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 3 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Underlying business performance For most like-for-like comparison on underlying business performance, all variations are year-on-year and in constant euros unless otherwise stated. Santander reported an underlying profit of €5,081 million in 2020, down 38% in current euros, due to an increase in loan-loss provisions attributable to the covid-19 pandemic. Although the pandemic has had a significant impact on the economic environment, net interest income and net fee income have shown signs of recovery in the second half of the year. In the fourth quarter, the bank achieved its highest customer revenues in the last two years in constant euros, reflecting these improvements. Underlying profit in the fourth quarter was €1,423 million, down 16% from the third quarter (-18% year-on-year) as a recovery in net interest income (an increase of 4%) was offset by the contribution to the deposit guarantee fund in Spain and the bank levy in the UK, as well as higher provisions. In spite of considerable challenges, net interest income and customer revenues remained stable at €32 billion and €42 billion respectively in the year, driven by growth in loyal customers, which increased by 6% to 22.8 million, resulting in higher customer volumes, and lower deposit costs. The bank’s global scale, customer focus and geographic and business diversification again stabilized earnings in light of gains in South America and Corporate and Investment Banking,resilient performance in North America. This, combined with disciplined cost control, allowed the bank to grow net operating income (pre-provision profit) by 2% to €23.6 billion. Operating expenses fell by 2% or 5% in real terms (i.e. excluding inflation), allowing the bank to maintain the cost- to-income ratio at 47%, one of the best among its peers. The efficiency programme is ahead of schedule and the group has already achieved in Europe the €1 billion efficiencies committed to back in 2019. As announced last quarter, Santander now aims to generate an additional €1 billion in savings in Europe over the next two years. Santander aims to achieve a cost-to-income ratio lower than 47% in 2021. The bank achieved solid customer volume growth across all regions. Loans and demand deposits increased by 5% and 14%, respectively. From the end of the second quarter, Santander has seen a recovery in new loans in line with pre-covid levels. While SME and corporate lending returned to more normal levels following the notable increases in the early stages of the crisis, the group continued to provide significant financial support to customers, lending more than one billion euros every day to SMEs and corporate customers alone. The use of digital services continued to accelerate, in part due to higher digital adoption during the pandemic. The bank now has 42.4 million digital customers (an increase of 15%), of which 35 million use mobile banking (an increase of 21%). Nearly half the sales (44%) were through digital channels, eight percentage points more than in 2019. Santander’s medium-term goal is to achieve more than 50% of sales through digital channels. The ongoing focus on customer loyalty and investment in digital helped the bank achieve a top three ranking for customer satisfaction in six of its core markets, while also improving operational efficiency. Santander has actively supported six million customers across all its markets during the pandemic with different measures, including liquidity and lending facilities to individuals and companies, using guarantee programmes, as well as granting moratoria. The bank facilitated moratoria against €112 billion of mortgages and other lending (c.12% of total lending). At the end of 2020, 79% (€89 billion) had expired, and only 3% had entered stage 3 (i.e. credit impaired). Of the remaining loans granted moratoria, 78% are secured. This has given the bank a clearer understanding of the pandemic’s impact on customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 4 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander The bank’s non-performing loan ratio fell by 11 basis points (bps) in the year to 3.21%, while the coverage ratio was 76%. Cost of credit (the rate at which provisions are recognised based on expected loan losses) was in line with the improved guidance of 1.28% announced last quarter, as loan-loss provisions increased by 47% to €12.2 billion, reflecting the impact of the crisis. On the basis of the current IMF and OECD economic forecasts, Santander aims to achieve a lower cost of risk in 2021, and is well positioned with €24.3 billion of loan-loss reserves. Following the €12.6 billion non-cash goodwill and deferred tax asset (DTA) impairments announced in the second quarter, the bank took on further charges of €1,146 million in the fourth quarter relating predominately to restructuring costs in Spain. As a result, the bank recorded an attributable profit for the fourth quarter of €277 million and an attributable loss for the full year of €8,771 million. Santander’s CET1 capital ratio increased by 69 bps in the year (36 bps in the fourth quarter) to 12.34%, well above our target range of 11-12%. As CET1 ratio is now above the target range, Santander will have more flexibility to allocate capital and compensate shareholders, subject to regulatory approvals. With regard to the dividend payment against 2020, the board of directors intends to pay a cash dividend of €2.75 cents per share, the maximum allowed in accordance with the limits set by the European Central Bank (ECB) in its recommendation last December. The board aims to restore a payout ratio of 40-50% of underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the ECB recommendations so allow. The ECB has said it intends to repeal the recommendation in September 2021 in the absence of materially adverse developments. In the meantime, and in line with the announcement of April 2020, the dividend policy will remain suspended. Market summary (2020 vs 2019) To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The quality of the group’s earnings was again supported by the bank’s geographic and business diversification, proving the resilience of the bank’s results in a year marked by the covid-19 pandemic. European franchises contributed 37% to the group’s underlying profit in 2020, South America 42%, and North America 21%, while the group’s global businesses, Santander Corporate & Investment Banking (Santander CIB) and Wealth Management & Insurance, performed very well: Santander CIB underlying profit grew 23%, showing a solid level of client activity in all customer segments and all geographical regions. Europe. Underlying profit in Europe was €2,656 million, down 45% due to higher provisions taken as a result of the pandemic and the adverse macro-economic environment. The cost reduction plan in Europe was ahead of schedule. Loans increased by 4%, with broad-based growth in almost all countries, while customer deposits increased 6% with increases in all markets. The bank continued to leverage digital transformation to improve customer experience. Digital customers increased 10% to 15.2 million. The creation of One Santander, whose first focus is Europe, is accelerating the bank’s transformation in the region. In the medium-term, the group’s aim is to achieve an underlying RoTE of 10-12% and an efficiency ratio of c.45% in the Europe region, excluding Santander Consumer Bank and Openbank.

Santander

Our geographical and business diversification continues to add value

2020 (vs. 2019)		Loyal customers (mn)	Customer loans (EUR bn)	Net operating income (EUR mn)	Contribution to Group's underlying profit[1]
Europe		10.0 +1%	658 +4%	9,379 -5%	37%
North America		3.9 +13%	121 +2%	6,379 +1%	21%
South America		8.6 +9%	119 +15%	9,533 +5%	42%
Global businesses	SCIB		113 +9%	3,328 +30%	SCIB 26%
	WM&I		AUMs (EUR bn) 370 +0%	1,229 +6%	WM&I 12%
Digital Consumer Bank[2]			116 +1%	2,834 +1%	Digital Consumer Bank 16%; Retail Banking 46%

YoY changes in constant euros.
Global Businesses included in Europe, North America, and South America. Digital Consumer Bank included in Europe's perimeter.
(1) Underlying profit contribution excludes Corporate Centre (€-1,844mn) and Santander Global Platform. South America's weight includes Uruguay & Andean Region (€203mn).
(2) Proforma.

In Spain, underlying profit was €517 million, down 67% year-on-year, impacted by higher provisions, which were partially offset by lower costs (-10%). Since the beginning of the pandemic, Santander Spain has lent €100 billion to self-employed workers and corporates, of which EUR 30.8 billion were ICO-guaranteed loans. As a result, lending was up 5%, while customer funds increased by 4%. In the fourth quarter, the bank launched Santander One, a new commercial offering for individuals and corporates which provides financial services under subscription, a pioneering model in the financial industry in Spain. Despite the economic environment, the non-performing loan ratio fell to 6.23% (-71 bps). Digital channels were redesigned to meet customers' needs, improving experience and the Net Promoter Score (NPS), a measure of customer loyalty.

In the UK, underlying profit fell by 50% to €530 million due to the impact of the pandemic and regulatory changes, although there were encouraging signs of recovery in Q4 (+18.5% vs Q3) thanks to revenue growth, cost control and fewer provisions. Strong new mortgage lending and government schemes for corporates led to growth in loan volume (+3%), while customers funds increased 8%. The cost of credit remained at low levels (28 bps) and the efficiency ratio improved in the quarter. Santander UK has helped over 150,000 small and large business customers through government lending schemes.

North America. Underlying profit in North America, which includes Mexico and the US, fell by 3% to €1,492 million, affected by provisions related to the pandemic. Net operating income increased with efficiency improvement reaching an efficiency ratio of 42.1%. Loans increased 2% driven by the US and there was a strong volume growth in the year in customer funds, boosted by higher deposits in Santander Bank in the US, and Mexico.

The ongoing collaboration between both countries led to a revenue increase of the US-Mexico trade corridor revenue in CIB (+29%) and commercial (+30%). The two countries developed joint technology programmes with increased

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

5

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 6 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander coordination and cooperation. The number of digital and loyal customers continued to increase, reaching six million digital customers, 16% more than the previous year. In the medium-term, the group’s aim is to achieve an underlying RoTE of 11-13% and an efficiency ratio of c.40% in the North America region. South America. Underlying profit in South America was €2,927 million, down 4%, due to higher provisions. Revenues grew 5%, while volumes and transaction levels gradually recovered during the second half of the year, with double digit growth both in loans and deposits for the year. The bank continued capturing business opportunities, synergies and improving integration across the different countries in the region in payments, auto financing and consumer finance. Santander further boosted inclusive and sustainable businesses, such as Prospera in Brazil, which continued its expansion in Uruguay and was launched in Peru, and through the issuance of green loans in Brazil and Chile. Also, the bank rolled out Getnet, the group’s merchant payment business platform, in Argentina and Chile, based on the successful model carried out in Brazil. In the medium-term, the group’s aim is to achieve an underlying RoTE of 19-21% and an efficiency ratio of c.35% in the South America region. In Brazil, underlying attributable profit amounted to €2,113 million, down 5%, affected by covid-19 related provisions. Net operating income was 3% higher, boosted by an increase in revenues and cost control. Commercial activity in the second half of the year exceeded pre-covid-19 levels, increasing revenue growth in the year. Likewise, cost control through process transformation resulted in an improvement in the efficiency ratio. Loans grew 19% , with positive performance across segments, particularly in SMEs, corporates and CIB, while customer funds increased 16%, boosted by demand and time deposits (+33% and +44%, respectively). Santander CIB. Underlying attributable profit was 23% higher year-on-year at €1,823 million, driven by double-digit revenue growth and cost reduction. Notwithstanding the efects of the pandemic, Santander CIB continued to support its global clients, covering their funding needs and helping them access global capital markets. The creation of the global Environmental, Social and Governance (ESG) solutions team will increase the support SCIB brings to its clients in the transition towards more sustainable business models. Wealth Management & Insurance. The wealth, asset management and insurance businesses produced creditable results in a difficult year, with underlying profit reaching €868 million, up 2%, thanks to a growth in revenues of 3%. Total income increased mainly driven by net fee income (+7%) due to the greater contribution from private banking and insurance. Total fee income, including fees ceded to the branch network, was €3,108 million and represented 31% of the group's total fee income. Assets under management were €370 billion, in line with 2019, affected by custody valuation differences. Customer funds rose 8% in private banking and assets under management grew 1% in Santander Asset Management (SAM). Banco Santander is one of the largest banks in the world, with a market capitalisation of €44 billion at the end of the year. It has a strong and focused presence in ten core markets across Europe and the Americas with more than four million shareholders and 191.000 employees serving 148 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 7 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 8 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q4 2020 Financial Report, published as Inside Information on 3 February 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries. Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 9 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    3 February 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer